February 11, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

     Re:  Coastal Bancshares Acquisition Corp.

Ladies and Gentlemen:

     Coastal Bancshares Acquisition Corp. (the "Company"), hereby requests acceleration of the effectiveness of the Registration Statement on Form S-1 (No. 333-118294) to 3:30 p.m., Eastern Standard time, on February 14, 2005, or as soon thereafter as is practicable. The undersigned confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities being registered pursuant to the aforementioned Registration Statement.

     The Company hereby further requests, pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, that the Registration Statement on Form 8-A (No. 000-51155) be declared effective simultaneously with the Registration Statement.

     Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to the Company's counsel, Gregory J. Schmitt, via telephone at (214) 855-4305, confirmation of the exact time at which the Registration Statement was declared effective.

                            [Signature page follows.]


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                                           Very truly yours,

                                           COASTAL BANCSHARES ACQUISITION CORP.
                                           a Delaware Corporation


                                           By: /s/ Cary M. Grossman
                                               Cary M. Grossman,
                                               Co-Chief Executive Officer